SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F  ☑          Form 40-F  ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes  ☐          No  ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of November 2006
List of exhibits:
ATTACHMENT
CNH Global N.V. Presentation at the Fiat Group Investor and Analyst Day: Financial Targets

CNH Plan Drivers - 2007-2010 Branding-Regain Market Share Loss: Internal Targets to re-conquer historical positions in global markets Improve capacity utilization Quality-Improve Quality & Reliability to "Best-in-Class" levels Dealer & Customer Support-Added resources & training Grow Parts Business-Emphasis on parts availability, service and after-sales excellence Leveraging CNH Capital with increased training and extended warranty programs Emerging markets expansion / leveraging alliances

Additional CNH Plan Drivers - 2007-2010 Corporate Structure Costs: Align business to meet market demands -SG&A efficiency Reduce excess capacity and working capital utilization, supply chain initiatives Leverage group sourcing Realign logistics Product cost reduction -Design cost and complexity reductions, de-contenting to meet customer demands with appropriate product features and cost levels Maintain positive recovery of economics and currency cost increases

CNH Financial Targets Compound Average Annual Revenues Growth = 6.5% Compound Average Annual Trading Profit Growth = 20.6% ($bn)

CNH Financial Targets Compound Average Annual Revenues Growth = 5.5% Compound Average Annual Trading Profit Growth = 19% (€bn)

CNH Industrial Capex/Depreciation Ratio Next Generation Harvesting APL Tractor CIH Cash Crop CVT Transmission Tractor Loader Backhoe Skid Steer Loader TIER III / TIER IV Emissions

Appendix

CNH Financial Targets US GAAP Compound Average Annual Revenues Growth = 6.4% Compound Average Annual Operating margin Growth = 12.1% Equipments Operations ($bn)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto,
Senior Vice President, General Counsel and Secretary

November 9, 2006